J. Bryant Kirkland III
Vice President, Treasurer and
Chief Financial Officer

February 9, 2012

VIA EDGAR
Mr. Doug Jones
Securities and Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, DC 27549

Re:    Vector Group Ltd. (the “Company” or “Vector”)
Form 10-K for the year ended December 31, 2010
File No. 001-05759

Dear Mr. Jones:

This letter is submitted by the Company to respond to the comments of the staff of the Securities and Exchange Commission (“SEC”). Each of the staff's comments is set forth below (with page references unchanged) and is followed by the Company's response with page references to the Form 10-K filing.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff's comments do not foreclose the SEC from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding by the SEC or any person under the federal securities laws of the United States of America.

In accordance with the SEC's letter, we will include additional disclosures and revisions to the SEC's comments in our future annual and quarterly filings, as applicable.

All dollar amounts in the Company's responses are presented in thousands of dollars except amounts quoted from the Special Master's report to the federal court, dated January 31, 2012. The Special Master was appointed by the federal court to manage the federal Engle progeny cases.

Mr. Doug Jones
Securities and Exchange Commission
February 9, 2012

Form 10-K: For the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis, page 31
Critical Accounting Policies, page 36
Contingencies, page 36

1.
Please discuss in detail the basis upon which accruals are made and the significant judgments, assumptions and uncertainties associated with determining the amount of accruals. For factors that are variable, disclose those most subject to change and the related sensitivity to change, along with the factors that cause changes. Refer to Section V of “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please provide us with a copy of your intended revised disclosure.

Response:

We will include additional disclosure in future filings with the SEC beginning with our Form 10-K for the year ended December 31, 2011. The following sets forth the form of our intended disclosure:

“We record Liggett's product liability legal expenses and other litigation costs as operating, selling, administrative and general expenses as those costs are incurred. As discussed in Note 12 to our consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against Liggett and us.

We record provisions in our consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, except as disclosed in Note 12 to our consolidated financial statements: (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; or (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases and, therefore, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

Adverse verdicts have been entered against Liggett and other industry defendants in Engle progeny cases brought in Florida state court, and several of these verdicts have been affirmed on appeal. At December 31, 2011, Liggett and us are defendants in 3,000 state court Engle progeny cases. Through December 31, 2011, 55 state court cases have been tried against the industry, with plaintiffs' verdicts in 36 and defense verdicts in 19. Other cases have either been dismissed by the court on summary judgment or a mistrial was declared. Since Engle progeny trials started in 2009, an average of approximately 20 cases per year have been tried. Based on the current rate of trials per year, it would require decades to resolve the remaining state court Engle progeny cases. To date, an adverse verdict has been entered against Liggett in five (approximately 9%) of the cases tried (exclusive of the Lukacs case, discussed below). Through January 31, 2012, other than the Lukacs case, the verdicts against Liggett have ranged from

Mr. Doug Jones
Securities and Exchange Commission
February 9, 2012

$1 to $3,017. In one of these cases, the verdict included punitive damages in the amount of $1,000. Management is unable to estimate the possible loss or range of loss from future Engle progeny cases as there are currently multiple defendants in each case and discovery has not occurred or is limited. As a result, we lack information about whether plaintiffs are, in fact, Engle class members (non-class members' claims are generally time-barred), the relevant smoking history, the nature of the alleged injury and the availability of various defenses, among other things. Further, plaintiffs typically do not specify their demand for damages. We believe that the process under which Engle progeny cases are tried is unconstitutional and we continue to pursue our appellate rights. You should not infer from the absence of any reserve in our consolidated financial statements that we will not be subject to significant tobacco-related liabilities in the future. Litigation is subject to many uncertainties, and it is possible that our consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any such tobacco-related litigation.”

Results of Operations, page 39

2.
We note that cost of goods sold is material to your results but you do not provide a discussion and analysis of this line item. Please revise your disclosure to provide a direct comparative discussion analysis. Your disclosure should quantify and analyze the impact of each (and not netted) significant component of cost of goods sold that caused this line item to materially vary (or not vary when expected to) between comparative periods, with explanation of the associated underlying reasons. In this regard, we believe materiality should be assessed in relation to operating income. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each component cited to the total change in cost of goods sold. In addition, the impacts of material variances in components of cost of goods sold that offset each other should be separately disclosed, quantified, and discussed (and not netted). Please provide us with a copy of your intended revised disclosure.

Response:

We will include additional disclosure in future filings with the SEC beginning with our Form 10-K for the year ended December 31, 2011. The following sets forth the form of our intended disclosure:

“Our cost of goods sold increased from $577,386 for the year ended December 31, 2009 to $845,106 for the year ended December 31, 2010. The major components of our cost of goods sold are federal excise taxes, which are variable costs based on the number of units sold, expenses under the Master Settlement Agreement, which are variable costs based on the number of units sold, and tobacco and other manufacturing costs, which are fixed and variable costs. Federal excise taxes increased from $377,771 in 2009 to $538,328 in 2010 as a result of increased unit sales volume of 24.9% and the increase in federal excise taxes on cigarettes on April 1, 2009. Tobacco and other manufacturing costs increased from $105,358 in 2009 to $128,119 in 2010 primarily as a result of increased sales volume. Expenses under the Master Settlement Agreement increased from $67,158 in 2009 to $135,684 in 2010 primarily as a result of increased unit sales volume.”

Mr. Doug Jones
Securities and Exchange Commission
February 9, 2012

Consolidated Balance Sheets, page F-3

3.
We note that the current liability for “settlement accruals” increased from $18.803 million at December 31, 2009 to $48.071 million at December 31, 2010, increased from $48.071 million at December 31, 2010 to $80.796 million at March 31, 2011 and increased from $77.742 million at June 30, 2011 to $117.668 million at September 30, 2011 without apparent direct explanation. Please explain to us in detail and disclose the basis for these increases, as well as the decrease between March 2011 and June 2011, citing the specific matters to which they relate, and where in your financial statements amounts accrued were charged.

Response:

The previously reported “Settlement accruals” liability was primarily comprised of current liabilities under the Master Settlement Agreement. We generally make such payments in December and April. Thus, our liability fluctuates based on the timing and amounts of payments and generally increases in the first and third quarters and declines in the second and fourth quarters, when payments are made. Please refer to the table provided in response to comment 5 below.

We will separate our current settlement accruals in future filings with the SEC beginning with our Form 10-K for the year ended December 31, 2011 into “Current portion of payments due under the Master Settlement Agreement”, which totaled $114,725 at September 30, 2011 and $43,888 at December 31, 2010, and “Litigation settlement accruals,” which totaled $2,943 at September 30, 2011 and $4,183 at December 31, 2010.

Further, we will separate our non-current settlement accruals in future filings from “Other Liabilities” to “Non-current payments due under the Master Settlement Agreement”, which totaled $48,458 at September 30, 2011 and $30,205 at December 31, 2010 and “Non-current litigation settlement accruals,” which totaled $0 at September 30, 2011 and $0 at December 31, 2010.

Notes to Consolidated Financial Statements, page F-8

Note 12: Contingencies, page F-40

4.
You state that you are unable to estimate the possible loss or range of loss that could result from an unfavorable outcome in any of the pending tobacco related cases. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. In this regard, please (i) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (ii) for each material matter, what specific factors caused the inability to estimate and when you expect those factors to be alleviated. For example, we note that your June 2010 payment of $14.361 million related to the Lukacs Case was not preceded in an earlier reporting period with disclosure of an amount of reasonably possible loss or range of loss nor of accrual of any amount of loss deemed probable for the case.

Mr. Doug Jones
Securities and Exchange Commission
February 9, 2012

Response:

The deadline for filing Engle progeny cases, as mandated by the Florida Supreme Court, ended on January 11, 2008. Many cases were filed by the deadline as multi-plaintiff cases in both federal and state court. Although, initially, there were 7,160 cases filed with as many as 9,620 plaintiffs, where both Liggett and Vector were named defendants, as of December 31, 2011, Liggett and Vector were named in 5,755 cases on behalf of approximately 7,950 plaintiffs. Of the 5,755 pending cases against Liggett, 2,755 are in federal court and 3,000 are in state court. To date, only 34 federal cases have been activated by the court. Liggett is currently a named defendant in 15 of the 34 activated cases. The remaining 2,721 cases are inactive and no discovery as to the brand identity or, for the most part, any other pertinent issue, has taken place. None of the federal cases have yet gone to trial.

As of December 31, 2011, of the 55 state court cases that have gone to trial against the industry(excluding Lukacs which was tried in 2002, several years before the Florida Supreme Court ruled on Engle), there have been 36 plaintiffs' verdicts and 19 defense verdicts. Of these 55 cases, Liggett was a defendant at trial in only nine, or approximately 16% of the cases. The industry has won approximately 35% of the cases that have gone to trial. Many other cases have been dismissed on summary judgment. As of December 31, 2011, 52 cases have trial dates through December 31, 2012, but based on the three-year history of the Engle progeny litigation, less than 20 cases per year are actually tried. At that rate, it would take many decades to try just the state court cases. Liggett and the Company have negotiated settlements in 76 cases, for a total of $992 ($977 for Liggett and $15 for Vector). Of the 76 settled cases, six cases accounted for $788 of the $992 of settlement payments. To date, 1,318 cases have been voluntarily dismissed by the plaintiffs. Liggett and the Company continue to be voluntarily dismissed from state court cases on a regular basis. In addition, the Special Master in the federal cases filed a report with the court on January 31, 2012 questioning the validity of a significant amount of the 2,755 federal cases. The Special Master said, on page 16 of the report, that the “…federal Engle-progeny docket will be somewhere between 900 - 1,500 cases…” if the Special Master's recommendations are adopted by the court. Therefore, the Company is not even in a position to know how many cases Liggett and Vector will remain a defendant, let alone the potential liability associated with the cases.

Of the 36 adverse verdicts rendered against the industry (exclusive of Lukacs), only five of the verdicts were against Liggett as of December 31, 2011. None were against Vector. The verdicts ranged from $156 to $3,017 and in only one case were punitive damages awarded against Liggett ($1,000). (An additional verdict in the amount of $1 was entered against Liggett on January 25, 2012.) In the five cases where an adverse verdict was rendered against Liggett, we disclose in Note 12 to the Company's consolidated financial statements the range of the verdicts. These five cases represent a small portion of the overall number of cases that have been disposed of for a variety of reasons (including no smoking history of Liggett products) or will be disposed of as a result of the Special Master's report, and to extrapolate the range of known verdicts over the total volume of cases (even reduced by some significant factor which takes into account Liggett's small market share) would be a speculative effort and not meaningful disclosure.

In addition to the foregoing factors, the following reasons make estimating a potential liability not feasible and the disclosure would not be meaningful:

Mr. Doug Jones
Securities and Exchange Commission
February 9, 2012

1.	Most cases are inactive and substantive discovery has not occurred;

2.	Without discovery, we cannot properly evaluate whether the smoker or decedent qualifies as an Engle class member who would be entitled to the extension of the statute of limitations;

3.	Without discovery, we do not know brand usage or amount smoked and when smoked;

4.	Without discovery, we do not know what the alleged injuries are (e.g., the value of a lung cancer case is different from the value of a mild COPD case);

5.	Without discovery, we do not know if there are viable alternative causation or other defenses;

6.	Without discovery, we do not know the level of awareness of the smoker of the risks of smoking throughout the years;

7.
With the cases that have gone to trial, there has been a high variability of verdicts and apportionment of fault.  These results demonstrate that there is no formula that would form the basis for a reasonable estimate of potential loss;

8.
The number of trials that have gone to verdict do not take into account the number of cases where plaintiffs have dropped us for no or nominal amounts of money.  The fact that plaintiffs have dropped us in most instances when we have no or de minimus smoking history illustrates the importance of having discovery before evaluating a case;

9.	Even with some discovery, until depositions are taken we do not have a clear picture of the smoking history, injuries and damages involved in any given case;

10.	Plaintiffs do not typically request a specific amount of damages in their pleadings;

11.
There are issues with the delay in getting to trial that potentially effect valuation of a case.  For example, a plaintiff whose cancer has gone into remission may become statistically unlikely to have a recurrence, if the remission period exceeds a certain length of time. Also, it is impossible to predict whether a smoker, or a smoker's survivors, will still be alive when their case comes to trial;

12.
The Engle progeny litigation has raised numerous legal issues, many of which have yet to be addressed by the appellate courts, which relate to the viability of Engle progeny plaintiffs' claims.  A number of these issues are currently on appeal and may significantly impact the survival of a number of causes of action currently pending.  Some examples of these legal issues include: a) whether a cigarette manufacturer can be held liable to an Engle progeny plaintiff who never used a product manufactured by that manufacturer; and b) whether a plaintiff is entitled to amend a personal injury complaint to substitute the personal representative of the estate and allege wrongful death, when the smoker dies during the pendency of the litigation or whether the personal representative is required to file a new lawsuit and, if so, what is the impact of the statute of limitations; and

13.	The Special Master, appointed by the federal court to manage the federal Engle progeny cases, said in the January 31, 2012 report to the court, among other things:

Mr. Doug Jones
Securities and Exchange Commission
February 9, 2012

“…3. There is no predictability to either case outcome or case valuation based on the cases tried thus far in the state courts, and given the nature of these cases, no such predictability should ever be expected.23

4. Unlike mass tort cases which involve a single product, a single manufacturer/defendant, a relatively consistent damage effect, no issue of comparative fault, with medical records available and with a relatively short window of historical time, tobacco cases are much less amenable to predictive valuation…

5. The availability of punitive damages distorts the normal dynamics of case valuation and settlement.

6. Plaintiffs win most cases, but with a lower success rate over the last 30 cases.

7. Most recently, juries seem slightly more disposed to deny punitive damages or to award a very low amount. In the most recent verdict in Charlotte County, the jury -- which had decided that punitive damages were appropriate -- was asked to award $19 million in punitive damages for each plaintiff, but awarded only $750,000 each for a smoker and his spouse.

8. Compensatory verdicts appear to be trending downward and comparative negligence is being assigned at higher levels than in the first twelve months of Engle-progeny trials…
__________________
23 The variability in these Engle-progeny cases is substantially more than could reasonably be accounted for by the facts of the cases, suggesting that the main and most unpredictable variable, composition of the jury, accounts for almost all of the disparate outcomes. Although Plaintiffs win more than 50% of the cases tried, verdicts for Plaintiff have ranged from $100,000 to $300,000,000.”
___________________

The foregoing sets forth management's rationale and analysis as to why it is not feasible or meaningful to attempt to estimate the possible loss or range of loss that could result from the Engle progeny cases.

We will enhance our disclosures in future filings with the SEC beginning with our Form 10-K for the year ended December 31, 2011. The following sets forth the form of our intended disclosure:

“NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(x) Contingencies:

The Company records Liggett's product liability legal expenses and other litigation costs as operating, selling, general and administrative expenses as those costs are incurred. As discussed in Note 12 to the Company's consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against Liggett and the Company.

The Company and its subsidiaries record provisions in their consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. At the present time, while it is reasonably possible

Mr. Doug Jones
Securities and Exchange Commission
February 9, 2012

that an unfavorable outcome in a case may occur, except as disclosed in Note 12: (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; or (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases and, therefore, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

Adverse verdicts have been entered against Liggett and other industry defendants in Engle progeny cases brought in Florida state court, and several of these verdicts have been affirmed on appeal. At December 31, 2011, Liggett and the Company are defendants in 3,000 state court Engle progeny cases. Through December 31, 2011, 55 state court cases have been tried against the industry, with plaintiffs' verdicts in 36 and defense verdicts in 19. Other cases have either been dismissed by the court on summary judgment or a mistrial was declared. Since Engle progeny trials started in 2009, an average of approximately 20 cases per year have been tried. Based on the current rate of trials per year, it would require decades to resolve the remaining state court Engle progeny cases. To date, an adverse verdict has been entered against Liggett in five (approximately 9%) of the cases tried (exclusive of the Lukacs case, discussed below). Other than the Lukacs case, the verdicts against Liggett have ranged from $156 to $3,017. In one of these cases, the verdict included punitive damages in the amount of $1,000. Management is unable to estimate the possible loss or range of loss from future Engle progeny cases as there are currently multiple defendants in each case and discovery has not occurred or is limited. As a result, the Company lacks information about whether plaintiffs are in fact Engle class members (non-class members' claims are generally time-barred), the relevant smoking history, the nature of the alleged injury and the availability of various defenses, among other things. Further, plaintiffs typically do not specify their demand for damages. The Company believes that the process under which Engle progeny cases are tried is unconstitutional and continues to pursue its appellate rights. Litigation is subject to many uncertainties, and it is possible that the Company's consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any such tobacco-related litigation.”

NOTE 12 - CONTINGENCIES

In future filings with the SEC beginning with our Annual Report on Form 10-K for the year ended December 31, 2011, the penultimate and final paragraphs of the Overview section contained in Note 5 Contingencies to our Form 10-Q dated September 30, 2011, will be replaced with the following paragraphs:

“The Company and its subsidiaries record provisions in their consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, except as disclosed in this note: (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; or (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases and, therefore, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

Mr. Doug Jones
Securities and Exchange Commission
February 9, 2012

Adverse verdicts have been entered against Liggett and other industry defendants in Engle progeny cases brought in Florida state court, and several of these verdicts have been affirmed on appeal. At December 31, 2011, Liggett and the Company are defendants in 3,000 state court Engle progeny cases. Through December 31, 2011, 55 state court cases have been tried against the industry, with plaintiffs' verdicts in 36 and defense verdicts in 19. Other cases have either been dismissed by the court on summary judgment or a mistrial was declared. Since Engle progeny trials started in 2009, an average of approximately 20 cases per year have been tried. Based on the current rate of trials per year, it would require decades to resolve the remaining state court Engle progeny cases. To date, an adverse verdict has been entered against Liggett in five (approximately 9%) of the cases tried (exclusive of the Lukacs case, discussed below). Other than the Lukacs case, the verdicts against Liggett have ranged from $156 to $3,017. In one of these cases, the verdict included punitive damages in the amount of $1,000. Management is unable to estimate the possible loss or range of loss from future Engle progeny cases as there are currently multiple defendants in each case and discovery has not occurred or is limited. As a result, the Company lacks information about whether plaintiffs are in fact Engle class members (non-class members' claims are generally time-barred), the relevant smoking history, the nature of the alleged injury and the availability of various defenses, among other things. Further, plaintiffs typically do not specify their demand for damages. The Company believes that the process under which Engle progeny cases are tried is unconstitutional and continues to pursue its appellate rights. Litigation is subject to many uncertainties, and it is possible that our consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any such tobacco-related litigation.

Although the Company and Liggett have generally been successful in managing litigation, litigation is subject to uncertainty and significant challenges remain, particularly with respect to the Engle progeny cases. Adverse verdicts have been rendered against Liggett in the past, in individual cases and Engle progeny cases, and several of these verdicts have been affirmed on appeal. It is possible that the consolidated results of operations, cash flows or financial position of the Company could be materially adversely affected by an unfavorable outcome or settlement of certain pending litigation. Liggett believes, and has been so advised by counsel, that it has valid defenses to the litigation pending against it, as well as valid bases for appeal of adverse verdicts. All such cases are, and will continue to be, vigorously defended. Liggett may, however, enter into settlement discussions in particular cases if it believes it is in its best interest to do so. In connection with the Engle progeny cases, Liggett has been receptive to opportunities to settle certain cases on favorable economic terms and will continue to do so.  Through January 31, 2012, Liggett has settled 76 Engle progeny cases for approximately $988, in the aggregate.  There can be no assurances that Liggett's settlement experience to date will be representative of future results.”

5.
Given the extensiveness of your tobacco related litigation, please include in the notes to your financial statements a roll forward schedule for the “settlement accruals” obligation reported (as well as for any other liability account that may be recorded in regard to this type of litigation if not included in “settlement accruals”). The schedule should include separate lines for beginning and ending balances, new amounts accrued, payments, and adjustments to prior accruals, and should be segregated by the type of action you have noted, that is, individual actions, class actions, health care cost recovery actions, MSA and other state settlement agreements. We believe this will provide more transparency

Mr. Doug Jones
Securities and Exchange Commission
February 9, 2012

to your investors in regard to your tobacco related activities.

Response:

We will include additional disclosure in future filings with the SEC beginning with our Form 10-K for the year ended December 31, 2011. The following sets forth the form of our intended disclosure for future filings on Form 10-K.

	Current Liabilities			Non-Current Liabilities
	Payments due under Master Settlement Agreement	Litigation Settlement Accruals	Total	Non-current payments due under Master Settlement Agreement

Balance at January 1, 2009	$15,868	$4,800	$20,668	$14,587
Expenses	67,158	100	67,258	—
Change in MSA obligations capitalized as inventory	(2,206)	—	(2,206)	—
Payments	(54,299)	(2,400)	(56,699)	—
Reclassification to non-current liabilities	(7,718)	—	(7,718)	7,718
Accrual reversals	—	(2,500)	(2,500)	—
Balance at December 31, 2009	18,803	—	18,803	22,305
Expenses	135,684	19,882	155,566	—
Change in MSA obligations capitalized as inventory	2,736	—	2,736	—
Payments	(105,435)	(15,699)	(121,134)	—
Reclassification to non-current liabilities	(7,900)	—	(7,900)	7,900
Accrual reversals	—	—	—	—
Balance at December 31, 2010	$43,888	$4,183	$48,071	$30,205

At December 31, 2011, included in “Other assets” in the Company’s consolidated balance sheet was a non-current receivable of $6,542 for amounts disputed related to the NPM Adjustment for the year ended December 31, 2003.

The following sets forth the form of our intended disclosure for future filings in Form 10-Q.

Mr. Doug Jones
Securities and Exchange Commission
February 9, 2012

	Current Liabilities			Non-Current Liabilities
	Payments due under Master Settlement Agreement	Litigation Settlement Accruals	Total	Non-current payments due under Master Settlement Agreement

Balance at January 1, 2011	$43,888	$4,183	$48,071	$30,205
Expenses	33,645	95	33,740	—
Change in MSA obligations capitalized as inventory	270	—	270	—
Payments	—	(1,285)	(1,285)	—
Balance at March 31, 2011	77,803	2,993	80,796	30,205
Expenses	41,241	25	41,266	—
Change in MSA obligations capitalized as inventory	105	—	105	—
Payments	(26,758)	—	(26,758)	—
Reclassification to non-current liabilities	(17,667)	—	(17,667)	17,667
Balance at June 30, 2011	74,724	3,018	77,742	47,872
Expenses	39,897	25	39,922	886
Change in MSA obligations capitalized as inventory	104	—	104	—
Payments		(100)	(100)	—
Balance at September 30, 2011	$114,725	$2,943	$117,668	$48,758

At December 31, 2011, included in “Other assets” in the Company’s consolidated balance sheet was a non-current receivable of $6,542 for amounts disputed related to the NPM Adjustment for the year ended December 31, 2003.

* * * *

Thank you for your kind assistance with this matter. Please call me at 305-579-8000 with any questions.

Very truly yours,

/s/ J. Bryant Kirkland III

J. Bryant Kirkland III

CC:    Mr. Patrick Kuhn, Staff Accountant
Vector Group Ltd. Audit Committee
PricewaterhouseCoopers LLP